EXHIBIT 99.54



[PRICEWATERHOUSECOOPERS LOGO]
================================================================================

                                                PricewaterhouseCoopers LLP
                                                Chartered Accountants PO Box 82
                                                Royal Trust Tower, Suite 3000
                                                Toronto Dominion Centre Toronto,
                                                Ontario Canada M5K 1G8 Telephone
                                                +1 416 863 1133 Facsimile +1 416
                                                365 8215





                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the use in this Registration Statement on Form 40-F of Glencairn Gold Corporation of our report dated January 14, 2005 relating to the consolidated financial statements, which appear in such Registration Statement.




/s/ PricewaterhouseCoopers LLP
-----------------------------------
Chartered Accountants
Toronto, Ontario
January 20, 2005